1 November 20, 2025 Attention: Business Editors VERSABANK APPLAUDS CANADIAN PRIME MINISTER MARK CARNEY AND FINANCE MINISTER FRANÇOIS- PHILIPPE CHAMPAGNE ON PLANNED STABLECOIN REGULATION / BANK INITIATES COLLABORATIONS FOR STABLECOIN CUSTODY SOLUTIONS – Planned Stablecoin Regulation in Canada Supports Potential New Revenue Stream for VersaBank as Bank Advances Toward Commercialization of its Proprietary Tokenized Deposit Opportunity – LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today applauded Canadian Prime Minister Mark Carney and Finance Minister François-Philippe Champagne on the planned regulation of stablecoins outlined in the 2025 Federal Budget (“the Budget”), which the Bank believes will enable Canada to reap significant economic benefit by continuing its global leadership in the banking and finance industries. With the passage of the Budget on November 17, 2025, VersaBank has initiated collaborations with third-party stablecoin issuers on national bank-based, SOC2 Type 1-certified custody solutions that are consistent with the government’s planned regulation for stablecoins in Canada. “VersaBank is the only federally licensed custodian in Canada with fully functional, military-grade technology designed specifically for the protection of digital assets – our own, internally developed VersaVault®,” said David Taylor, founder and President, VersaBank. “VersaVault® is entirely unique in its technological approach to the security of digital assets with proven performance and validated by SOC 2 Type 1 certification, considered to be the gold standard in data security, and essential for digital asset custody. Although the industry is still in its very early stages, we look forward to capitalizing on this emerging opportunity in both Canada and the United States as the industry rapidly develops and stablecoin and other digital asset issuers recognize the superior security of VersaVault®, as well as the advantages of a nationally licensed and regulated bank acting as custodian.” Mr. Taylor added, “We believe that both stablecoins and bank-issued tokenized deposits like our proprietary Real Bank Deposit Token™ (RBDT™) will rapidly become a meaningful part of the payments economy due to their programmability, speed and lower cost, with our RBDTs™ having a significant additional advantage as bank-issued deposits. We are making steady progress toward commercialization of our RBDTs™ in the coming months.”1 About VersaVault® VersaVault® is the world's first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault® distinguishes itself as a SOC2 Type 1 1 Subject to regulatory obligations as may apply.

2 audited, security-centric digital asset storage solution that utilizes military-grade hardware within a dedicated, private data center specifically designed for highly secure and sensitive operations and is logically air-gapped from both the public internet and public blockchains and not hosted on public cloud infrastructure. VersaVault® implements robust security protocols, including stringent multi-factor authentication, robust identity checks, and mandatory, but adjustable, multi-party approvals authorization for users to securely manage and access their high value assets. About VersaBank's Real Bank Deposit Tokens™ VersaBank Real Bank Deposit Tokens™ (RBDTs™) (previously known as Digital Deposit Receipts, or "DDRs") are VersaBank's proprietary tokenized deposits, functioning as digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions. As one-for- one representations of an actual fiat currency on deposit with the Bank (or any bank using VersaBank RBDTs™ that are issued by a federally chartered bank and are permitted to pay interest and federally insured, deposit tokens offer significant advantages over traditional stablecoins. VersaBank Real Bank Deposit Tokens™ were developed in conjunction with law enforcement as a trusted alternative to stablecoins for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations,

3 estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank's anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2024. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management's discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management's discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X